# Höganäs

Date/Datum: 26 April 2006
Your letter/Ihre Nachricht vom

Our ref./Unser Zeichen: /bh
Your ref./Ihr Zeichen

Securities and Exchange
Commission
Division of Corporation Finance
Room 3094 (3-6)
450 Fifth Street, N.W.
WASHINGTON, D.C. 20549
USA

Attention: Special Counsel, Office of
International Corporate Finance

06013234

SUPPL

Dear Sir or Madam,

**Re.: Rule 12g3-2(b)**
**File No. 82-3754**

The enclosed information is being furnished to the Securities and Exchange Commission (the "Commission") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Exchange Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under Paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that Höganäs AB is subject to the Exchange Act.

PROCESSED
MAY 11 2006
THOMSON
FINANCIAL

Yours sincerely,
HÖGANÄS AB (publ)

Birgit Holst

Encl. Press release Annual General Meeting

Bl. 4730

Postal address/Postanschrift: Höganäs AB (publ)
Org. No. 556005-0121
Telephone/Telefon: +46 42 33 80 00
Telefax: +46 42 33 83 60
Telex: 72368 HBADMS

File No. 82-3754

# PRESSRELEASE

**Annual General Meeting**

At today's Annual General Meeting of Höganäs AB the Meeting approved a dividend of SEK 5.75 per share with 28 April 2006 as date of record in accordance with the proposal of the Board.

The present Directors Alrik Danielson, Jenny Lindén Urnes, Per Molin, Bernt Magnusson, Magnus Lindstam and Agnete Raaschou-Nielsen were re-elected and Bengt Kjell, Öystein Krogen and Hans-Olov Olsson were elected as new Directors. Per Molin was elected Chairman of the Board.

Bengt Kjell is Vice President of Industrivärden with responsibility for investment activities. Tech. Dr. Öystein Krogen is in charge of the development of Electrical Motors within the Danaher Group. Hans-Olov Olsson is SVP & Chief Marketing Officer in Ford Motor Company.

The Meeting approved the proposal of the Board regarding the Directors' fees to be SEK 2,050,000, with the Chairman of the Board receiving SEK 400,000 and other members elected by the Meeting but not employed by the group each receiving SEK 200,000, and the remaining SEK 250,000 payable as remuneration for committee activities, divided with SEK 50,000 each to the two external Board members in the company's Currency Committee and with SEK 50,000 each to the three external Board members of the company's Audit Committee.

The Meeting further approved the proposal of the Election Committee that the company shall have an Election Committee comprising one representative of each of the four largest shareholders in terms of votes and the Chairman of the Board, also convener.

Höganäs, 25 April 2006

The Board of Directors